

August 16, 2022

Charles Bracher
Chief Financial Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

      Re: Grocery Outlet Holding Corp.
           Form 10-K for the Fiscal Year Ended January 1, 2022
           Filed March 2, 2022
           Form 10-K for the Interim Period Ended July 2, 2022
           Filed August 10, 2022
           File No. 001-38950

Dear Mr. Bracher:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 1, 2022

Operating Metrics and Non-GAAP Financial Measures
GAAP to Non-GAAP Reconciliations, page 49

1.   Please explain to us why you continue to make adjustments for "non-cash rent" and "provision for accounts receivable reserves" in calculating your non-GAAP financial measures "Adjusted Net Income" and "Adjusted EBITDA." Our understanding from our review of your fiscal 2019 Form 10-K is that you would consider removing them effective with the Form 10-K for fiscal 2020.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of fiscal 2021 (52 weeks) to fiscal 2020 (53 weeks) , page 52</u>

2. When two or more factors are cited as variance factors in your annual and interim period filings, please quantify each so investors may understand the magnitude and relative impact of each. In particular, you cite inflationary cost increases and supply chain constraints as factors affecting cost of sales as a percentage of net sales without quantifying either in your annual period and second quarter fiscal 2022 analyses. Refer to section 501.04 of the staff's Codification of Financial Reporting Policies. Also, refer to Item 303(b)(2)(iii) of Regulation S-K in quantifying the impact of the factors cited for changes in comparable store sales due to each of the average transaction size, number of transactions and customer traffic.

<u>Form 10-Q for the Interim Period Ended July 2, 2022</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of the 13 and 26 weeks ended July 2, 2022 and July 3, 2021</u>
<u>Cost of Sales, page 26</u>

3. Please explain to us and expand your disclosure to discuss what the cited factors of "favorable purchasing environment" and "strong inventory management" represent, and how they more than offset ongoing inflationary pressures. In connection with this, tell us and disclose as appropriate what is meant by your disclosure in "Impact of Inflation" on page 32 of "flexibility of our unique buying model," "ability to price our products frequently" and "selective price increases" to partially offset the impact of inflation on your business and reconcile this partial impact with the fulsome inflationary offset disclosure noted in the first sentence of the comment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services